May 23, 2007
Via Fax: (202) 772-9217
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549
Attn: John L. Krug, Senior Counsel

Re:	Advanced Viral Research Corp. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-140634 Filed April 3, 2007
Dear Mr. Krug:
     On behalf of Advanced Viral Research Corp. (the “Company”), this letter responds to the issues raised in the Staff’s comments contained in the Staff’s April 26, 2007 letter faxed to this office regarding our April 20, 2007 response to the Staff in connection the Company’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-140634) (the “Registration Statement”).
     In addition, enclosed with this letter is a marked version of the Company’s Amendment No. 2 to the Registration Statement on Form S-1, showing the changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on April 3, 2007.
1.	We note your response to comment 2 and believe the number of shares should be limited to twice the number of shares into which the debentures could be converted.
     In light of this comment, the Company has revised the number of shares being offered on behalf of Cornell Capital Partners, LP (“Cornell”) to 96,153,846, which is twice the number of shares into which the debentures could be converted assuming a conversion price of $0.0312. At the request of the selling shareholder, this amount will be allocated to the securities as follows: 86,153,846 to the shares issuable upon conversion of the convertible debentures, and the remaining 10,000,000 to the shares issuable upon the exercise of the warrants.
2.	We note that you are registering the sale of approximately 120 million shares of common stock by Cornell Capital Partners. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately

United States Securities and Exchange Commission
May 23, 2007

characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors ...:
     In light of this comment, on behalf of the Company the following responds to each of the factors listed in the Staff’s comment letter and highlighted in bold below.
     Rule 415(a)(1)(i) provides that the securities which are to be offered or sold must be done so solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. The determination of whether an offering should be regarded as a primary offering by a registrant as opposed to a secondary offering by a selling stockholder has long been regarded by the Staff as dependent on facts and circumstances (according to the Staff’s Telephone Interpretations Manual).
     Our responses show that the facts and circumstances concerning the completed private offering of the Company’s convertible securities to Cornell and the subsequent registration of shares of common stock issuable thereunder meet all the criteria the Staff has historically cited in permitting secondary transaction registrations under Rule 415(a)(1)(i), and for the reasons set forth below, the resale transactions registered in the Registration Statement should be appropriately characterized as a secondary resale offering by Cornell, and not as a primary offering with Cornell acting as a conduit for the Company.
(a)	The number of selling shareholders and the percentage of the overall offering made by each shareholder;
     The Company is registering the resale of all 96,153,846 shares on behalf of only one selling shareholder, Cornell. This amount represents:
(i)	13.85% of the number of shares of the Company’s currently outstanding common stock held by non-affiliates (694.5 million);

(ii)	13.85% of the number of shares of the Company’s currently outstanding common stock (696.6 million); and

(iii)	9.66% of the shares to be outstanding after giving effect to the exercise of all currently outstanding stock options and warrants (995.2 million).
(b)	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
     On January 1, 2007, we entered into a securities purchase agreement with Cornell to sell $1,500,000 principal amount of our 9% secured convertible debentures, due January 1, 2010, along with warrants to purchase an aggregate of 48,076,923 shares of our common stock at an exercise price equal to $0.0312 through January 1, 2012, subject to adjustment pursuant to the terms thereof (the “Cornell Agreement”).

United States Securities and Exchange Commission
May 23, 2007

     Pursuant to the terms of the Cornell Agreement, of the $1,500,000 principal amount of convertible debentures, Cornell acquired $1,000,000 principal amount of the convertible debentures on January 5, 2007, and the remaining $500,000 principal amount of the Debentures on February 16, 2007.
     The shares registered for resale under the Registration Statement on behalf of Cornell were issued pursuant to a valid and customary Section 4(2) private placement in a transaction negotiated at arms’ length to one accredited investor with passive investment intent. The private placement was completed and is not ongoing. None of the shares are issuable pursuant to any form of equity line arrangement.
     There is a limited trading volume in the Company’s common stock, and the Company believes that the sale into the public market of any significant portion of the 96.2 million shares registered would reduce the price Cornell would receive, thereby severely reducing the value of Cornell’s investment in the Company. As a consequence, it is likely that the resale of shares by Cornell will not occur quickly. The Company would have preferred to issue shares of common stock to Cornell rather than convertible debentures, but Cornell negotiated to receive the convertible debentures in order to receive a secured right to have its investment repaid in cash in the event Cornell did not elect to convert. Additionally, the 4.99% restriction on Cornell’s ownership of the Company’s common stock, makes it more likely that Cornell will be required to extend the time period it holds the shares.
(c)	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
     Interpretation 29 of Section D, Rule 415, Form S-3 of the Telephone Interpretations Manual requires that consideration be given to the relationship between the selling security holder and the issuer. We believe that a fair consideration of the factors listed in the telephone interpretation will lead to the conclusion that Cornell is neither an underwriter acting on behalf of the Company, nor an affiliate of the Company.
     Cornell Capital Partners, L.P. is a Cayman Island exempt limited partnership. Cornell is managed by Yorkville Advisors, LLC. Investment decisions for Yorkville Advisors are made by Mark Angelo, its portfolio manager. Cornell is a private investment fund, and has advised the Company that it is neither a registered broker-dealer nor an affiliate of a broker-dealer, nor is it involved in the business of underwriting securities. No person affiliated with Cornell serves as an officer or director or is a control person of the Company. Cornell exerts no influence whatsoever on the decisions of the Company. Prior to the completion of the transaction, Cornell had purchased $2.5M of convertible debentures from the Company in April 2003, and in February 2001 and April 2003, established an equity line of credit for the future issuance and purchase of up to $50M of shares of our common stock. Neither of these equity lines of credit were utilized by the Company and expired on their terms. Other than the foregoing, there was no prior relationship between Cornell and the Company. The Company shall receive no proceeds from the resale of the shares covered by the Registration Statement. None of the shares registered for resale are to be sold on behalf of or to benefit the Company.
     Interpretation 20 of Section H, Securities Act Form S-3, of the Staff’s Telephone Interpretations Manual provides that “secondary sales by affiliates may be made under the General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliates own more than 50% of the

United States Securities and Exchange Commission
May 23, 2007

issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case by case basis.” Although the Company is not S-3 eligible, the same logic regarding the percentage of shares owned can be applied to this matter. See our response to comment 2 in paragraph (a) above. Not only are these numbers well below the 50% figure referenced in the Telephone Interpretation, but pursuant to the terms of the investment documents for the Cornell financing, the Company cannot issue any shares that would cause Cornell to own more than 4.99% of the Company’s outstanding common stock at any given time, subject to Cornell’s right to waive the limitation upon not less than 65 days prior written notice to us. As of the date of this prospectus, we have not received any written notice that Cornell will waive the 4.99% ownership after the 65-day limitation period. This restriction places a further limitation on the number of shares that the Company would be required to issue to Cornell upon conversion or exercise of the debentures and/or warrants. To date, Cornell has neither converted nor exercised any of the convertible securities issued in the Cornell financing. This means that Cornell has been, and will remain, at full economic risk for loss of its entire investment and such shares might never be issued or ever resold under the Registration Statement.
     We note that case law has consistently held that 4.99% restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l, No. 00-7630. Although the matter at hand does not relate directly to Section 16(b), the Company believes that this position is relevant to the determination of who is an “affiliate” for purposes of Telephone Interpretation H20.
(d)	Any relationship among the selling shareholders;

Cornell is the sole selling shareholder of 96,153,846 shares registered for resale.

(e)	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;
     The dollar value of the 96,153,846 shares registered for resale is $2,740,384.61 based on the average of the high and low bid of the Company’s common stock as of April 27, 2007 ($0.0285). The proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments, is $ 1,320,000 (excluding the exercise of the warrants, interest payments, possible redemption premiums and possible liquidated damages).
(f)	The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon the conversion or exercise; and
     The convertible debentures are convertible into our common stock at a price per share equal to the lesser of (a) $0.0312 per share, or (b) an amount equal to 95% of the lowest volume weighted average

United States Securities and Exchange Commission
May 23, 2007

price of our common stock for the 30 trading days immediately preceding the conversion date, as quoted by Bloomberg, LP. As of April 26, 2007, the conversion price would have been $0.0273.
(g)	Whether or not any of the selling shareholders is in the business of buying and selling securities.
     Cornell Capital Partners, L.P. is a Cayman Islands exempt limited partnership, managed by Yorkville Advisors, LLC. Investment decisions for Yorkville Advisors are made by Mark Angelo, its portfolio manager. Cornell is a private investment fund, and has advised the Company that it is neither a registered broker-dealer nor an affiliate of a broker-dealer, nor is it involved in the business of underwriting securities. Cornell’s investment in the Company is at market risk. Cornell has advised the Company that it made its investment in the Company in the ordinary course of business and that at the time of its investment it had no intent, agreements or understandings, directly or indirectly, with any person to distribute the securities acquired. No issuance of shares covered by this Registration Statement were conditioned on the prior effectiveness of a registration statement or otherwise on Cornell’s ability to resell the underlying shares. No person affiliated with Cornell serves as an officer or director or is a control person of the Company. Given the small size of the Cornell transaction, and the lack of affiliation among Cornell and the Company, Cornell does not exert control over the market for the Company’s common stock and, accordingly, does not possess the ability to dictate the market for the Company’s common stock. Cornell exerts no influence whatsoever on the decisions of the Company.
     Prior to the completion of the transaction, Cornell had purchased $2.5M of convertible debentures from the Company in April 2003, and in February 2001 and April 2003, established an equity line of credit for the future issuance and purchase of up to $50M of shares of our common stock. Neither of these equity lines of credit were utilized by the Company and expired on their terms.
     Other than the foregoing, there was no prior relationship between Cornell and the Company. The Company shall receive no proceeds from the resale of the shares covered by the Registration Statement. None of the shares registered for resale are to be sold on behalf of or to benefit the Company.
     We believe that, given the totality of the circumstances listed above surrounding the Company’s issuances of the convertible debentures and warrants to Cornell, including application of the factors identified by the Staff in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29, that it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer, the registration of the shares underlying the convertible debentures and warrants complies with Rule 415(a)(1)(i). In particular, the Company issued the convertible debentures and warrants up to 4 months ago in transactions fully negotiated by the parties and their counsel at arms’ length. Cornell is an established investor and is neither a registered broker-dealer nor an affiliate of a broker-dealer, nor is it involved in the business of underwriting securities. The shares being registered are not on behalf of the Company, but rather on behalf of the Cornell, which is not an affiliate of the Company.
     For the reasons stated herein, the Company respectfully submits that its registration of the resale of 96,153,846 shares in the Registration Statement is in compliance with Rule 415(a)(1)(i). The

United States Securities and Exchange Commission
May 23, 2007

foregoing factors all lead to the conclusion that, under the circumstances, it does not appear that Cornell is acting as a conduit for the issuer. The Company, therefore, believes that its reliance on Rule 415(a)(1)(i) to treat this transaction as a secondary offering is appropriate.
     In connection with this response letter, the Company acknowledges that:
(1)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.
     The Company respectfully submits that the foregoing response is appropriately responsive to the issues raised in the Staff’s April 26, 2007 letter. The Company advises the Staff that it currently intends to seek acceleration of the effective date of the Registration Statement to as early as possible. Accordingly, we request that if the Staff has any further comments, the Staff direct them to the undersigned as soon as practicable. We appreciate the responsiveness of the Staff to date.
     If you have any questions about anything in this letter or if you need any further information, please do not hesitate to contact me at 305-577-4162.

Very truly yours, Claire P. Menard

cc:	Stephen M. Elliston Martin Bookman Charles J. Rennert